UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

New Generation Biofuels Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
644461105
(CUSIP Number)
Mr. Abraham Jacobi
2020 Energy, LLC
2600 N. Central Avenue
Phoenix, Arizona 85004
Telephone (718) 707-9300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 30, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	644461105

1	NAMES OF REPORTING PERSONS 2020 Energy, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arizona

	7	SOLE VOTING POWER

NUMBER OF		7,301,300

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,301,300

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,301,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.5(1)%

14	TYPE OF REPORTING PERSON

	OO
(1) Based on 24,766,179 shares outstanding at March 30, 2009, as disclosed by the Issuer in its Annual Report on Form 10-K, filed on March 31, 2009.

CUSIP No.	644461105

1	NAMES OF REPORTING PERSONS Abraham Jacobi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		7,405,164

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,405,164

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,405,164

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.8(1)%

14	TYPE OF REPORTING PERSON

	IN
(1) Based on 24,766,179 shares outstanding at March 30, 2009, as disclosed by the Issuer in its Annual Report on Form 10-K, filed on March 31, 2009.

2020 Energy, LLC (“2020 Energy”) and Abraham Jacobi (“Jacobi”) hereby amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission on March 30, 2009.
This Schedule relates to the common stock, par value $0.001 per share (the “Common Stock”), of New Generation Biofuels Holdings, Inc., a Florida corporation formerly named H2Diesel Holdings, Inc. (the “Company”).
“Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule is hereby amended by deleting the next to last full sentence of the first full paragraph thereof and inserting the following sentence in its stead:
“On May 9, 2007, the Company issued Jacobi a warrant to purchase 31,250 shares of Common Stock exercisable at a purchase price of $6.00 per share (the “Warrant”) as additional consideration for the purchase of the Jacobi Shares.”
Item 3 of the Schedule is hereby further amended by inserting the following text as the last full paragraph thereof:
“On March 30, 2009, 2020 Energy entered into a subscription agreement (the “Subscription Agreement”) with the Company pursuant to which the Company sold to 2020 Energy, in a private placement, 2,000,000 shares of Common Stock (the “Private Placement Shares”) for an aggregate purchase price of $1,600,000, or $0.80 per share. 2020 Energy paid for the Private Placement Shares out of funds provided to 2020 Energy by Jacobi.”
The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the full text of such document, which document is an exhibit to this Schedule 13D.”
“Item 5. Interest in Securities of the Issuer.
Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:
“(a) 2020 Energy beneficially owns (as defined by Rule 13d-3 under the Act) 7,301,300 shares, or 29.5% of the shares, of Common Stock outstanding as of March 30, 2009. Jacobi beneficially owns (as defined by Rule 13d-3 under the Act) 7,405,164 shares, or 29.8% of the shares, of Common Stock outstanding as of March 30, 2009. Of such shares, (i) 62,500 shares are issuable upon conversion of the Jacobi Shares, (ii) 10,114 shares are issuable as dividends on the Jacobi Shares and (iii) 31,250 shares are issuable upon the exercise of the Warrant. By virtue of his ownership of 2020 Energy, Jacobi is deemed to beneficially own the 2020 Energy Shares and the Private Placement Shares.”
Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:
“(b) 2020 Energy has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 7,301,300 shares of Common Stock. Jacobi, directly and by virtue of his ownership of 2020 Energy, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 7,405,164 shares of Common Stock.”

Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:
“(c) Except for the purchase of the (i) 2020 Energy Shares on March 18, 2009 and (ii) Private Placement Shares on March 30, 2009, neither 2020 Energy nor Jacobi effected any transaction in the Common Stock during the past sixty days.”
“Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:
“The information set forth under Item 3 of this Statement is incorporated herein by reference.
Other than the Purchase Agreement, the Warrant and the Subscription Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between 2020 Energy and/or Jacobi and any other person with respect to any securities of the Company.”
“Item 7. Material To Be Filed As Exhibits.
Item 7 of the Schedule is hereby amending by inserting the following text thereto:

“Exhibit 4	Subscription Agreement, dated as of March 30, 2009, by and between New Generation Biofuels Holdings, Inc. and 2020 Energy, LLC.”

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 3, 2009

2020 ENERGY, LLC

By:	/s/ Abraham Jacobi
Abraham Jacobi Manager

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 3, 2009

/s/ Abraham Jacobi
Abraham Jacobi

EXHIBIT INDEX

Exhibit 4	Subscription Agreement, dated March 30, 2009, by and between New Generation Biofuels Holdings, Inc.